Exhibit 99.1

BIOPHYTIS-LYNXKITE ALLIANCE INVITED TO NVIDIA CONFERENCE:

UNLEASHING AI TO REVOLUTIONIZE LONGEVITY

Paris (France) and Cambridge (Massachusetts, United States), March 26, 2026 at 7.30 AM (CET) – Biophytis SA (Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a pioneer in the development of transformative therapies impacting longevity, today announces that it took part in NVIDIA's world-renowned GTC conference, the ultimate global stage for AI innovation.

Held from March 16 to 19, 2026, Biophytis participated at NVIDIA GTC, widely recognized as one of the world’s leading conferences dedicated to artificial intelligence and accelerated computing. The event brought together more than 25,000 in-person attendees with a program that featured more than 1,000 sessions presented by technology leaders, researchers, developers and major global companies, including numerous Fortune 500 organizations.

GTC 2026 showcased the latest advances in artificial intelligence across multiple domains—from physical AI factories and agentic AI to advanced inference technologies—highlighting how these innovations are evolving rapidly. The event also featured major announcements, including the addition of millions of openly accessible protein complexes to the AlphaFold Database by the European Bioinformatics Institute, and the release of Proteina-Complexa, a fully atomistic generative model that can enhance the modeling of challenging targets such as GPCRs.

Biophytis’ presence at GTC was in collaboration with LynxKite Technologies and Nebius, combining Biophytis’ deep expertise in aging biology with LynxKite’s advanced artificial intelligence capabilities and Nebius full stack AI cloud. Together, LynxKite and Biophytis are developing AI-driven computational approaches designed to accelerate drug discovery in longevity, powered by Nebius AI Cloud.

This collaboration positions the partners at the forefront of innovation in the rapidly growing $1.5 trillion longevity market.

During the conference, Biophytis held meetings with investors and industrial partners to present its AI-driven drug discovery platform and explore potential collaborations in the field of longevity.

The Company also participated in a live demonstration at the Nebius booth, showcasing the MAS receptor and its lead drug candidate BIO101, illustrating how advanced computational tools and large-scale GPU computing can support the modeling of biological targets and accelerate the discovery of new therapeutic candidates targeting age-related diseases.

“Being invited to participate in NVIDIA GTC highlights the importance of the work we are conducting at the intersection of artificial intelligence and aging biology,” said Stanislas Veillet, PhD, Chairman and CEO of Biophytis. “Our collaboration with LynxKite reflects our ambition to leverage advanced computational technologies to accelerate innovation in the field of longevity and muscle health.”

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company focused on developing drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular diseases (sarcopenia, Phase 3 ready to start) and metabolic disorders (obesity, Phase 2 ready to start). The company is headquartered in Paris, France, with subsidiaries in Cambridge, Massachusetts, USA, and Brazil. The Company’s ordinary shares are listed on Euronext Growth Paris (ALBPS - FR001400OLP5) and its ADS (American Depositary Shares) are listed on the OTC market (BPTSY - US 09076G401). For more information, visit www.biophytis.com.

About LYNXKITE

LynxKite Technologies Pte Ltd, headquartered in Singapore with offices in the United States, Switzerland. The LynxKite platform combines graph analytics, biological language models, while directly managing, optimizing, and autoscaling GPU resources to efficiently run complex pipelines such as NVIDIA NIM Microservices. Building on more than a decade of experience in graph and enterprise AI, LynxKite collaborates with research institutions, technology partners, and industry leaders to accelerate scientific discovery and advanced analytics. For more information, please visit https://lynxkite.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether because of new information or otherwise, except as required by law.

Biophytis Contacts

Investor Relations

Investors@biophytis.com

Media contacts

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada : nizar.berrada@taddeo.fr - +33 6 38 31 90 50